Exhibit 7.1

Financial ratios

Year ended 31 March	2013	2012	2011	2010	2009
Return on capital employed[a]
Adjusted[b]–%	22.4	20.6	18.7	16.0	14.5
Reported – %	20.9	19.5	16.9	13.3	2.3
Interest cover[c]
Adjusted[b]– times	5.1	4.5	3.4	2.9	2.5
Reported – times	4.8	6.0	2.8	1.8	0.5
Net debt to adjusted EBlTDA[b] – times	1.3	1.5	1.5	1.6	2.0
Capital expenditure[d] as a percentage of revenue[b] – %	13.4	13.4	12.9	12.1	14.4

[a]

The ratio is based on profit before taxation and net finance expense to average capital employed. Capital employed is represented by total assets less current liabilities (excluding corporation tax, current borrowings, derivative financial liabilities and finance lease creditors) less deferred and current tax assets, retirement benefit assets, cash and cash equivalents, derivative financial assets and investments.

[b]	Before specific items.
[c]	The number of times net finance expense is covered by operating profit.
[d]	Before purchases of telecommunications licences.